Mail Stop 4561

August 22, 2008

Mr. Michael R. Burwell
President & Chief Financial Officer of GP for
Redwood Mortgage Investors VIII, a California Limited Partnership
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

>   **Re: Redwood Mortgage Investors VIII, a California Limited Partnership**
>   **Form 10-K for the year ended December 31, 2007**
>   **File No. 0-27816**

Dear Mr. Burwell:

We have reviewed your first response letter filed on August 7, 2008 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2007

1. We note from the proposed disclosure in your response letter that your management plans to, again, conclude that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. So we may better understand your response, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure

Interpretation 115.02, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
management's report on Internal Control over Financial Reporting rendered your
annual report materially deficient and also rendered the company not timely or
current in its Exchange Act Reporting. In light of these facts, please explain how
you could conclude that disclosure controls and procedures were effective.
Alternatively, please further amend the 10-K to disclose management's revised
conclusion on the effectiveness of your disclosure controls and procedures, i.e.,
that disclosure controls and procedures were not effective as of the end of the
fiscal year.

As appropriate, please amend your filing and respond to this comment within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please submit a
cover letter with your amendment that keys your response to our comment and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
submit your cover letter on EDGAR. Please understand that we may have additional
comments after reviewing your amendment and response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 if you have
questions regarding these comments.

Sincerely,

Howard Efron
Staff Accountant